MONTHLY REPORT - SEPTEMBER, 2004
                                Global Macro Trust
               The net asset value of a unit as of September 30, 2004
                  was $  810.16, up  0.8% from   $ 803.82 per unit
                              as of August 31, 2004.
                                      Managing          Unit
                                        Owner         Holders          Total
Net Asset Value (397,363.452      $   3,288,978     316,121,273     319,410,251
   units) at August 31, 2004
Addition of 6,112.744 units on                0       4,913,556       4,913,556
   September 1, 2004
Redemption of 4,809.988 units on             (0)     (3,896,860)     (3,896,860)
   September 30, 2004
Net Income (Loss) - September,           44,382       2,586,835       2,631,217
   2004
                                    -----------  --------------  --------------
Net Asset Value at September 30,  $   3,333,360     319,724,804     323,058,164
2004
                                    ===========  ==============  ==============
Net Asset Value per Unit at
September 30, 2004 (398,758.156
units inclusive of 91.948
additional units.)                               $       810.16


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(21,962,883)    (59,373,204)

      Change in unrealized gain (loss) on open       26,295,197         (28,941)
    contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
    obligations
      Change in unrealized gain (loss) from U.S.
            Treasury obligations                       (141,264)       (505,390)


    Interest income                                      378,173      2,683,607

   Foreign exchange gain (loss) on margin                57,180         258,308
    deposits

Total: Income                                         4,626,403     (56,965,620)

Expenses:
   Brokerage commissions                              1,843,493      15,587,810

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               151,693       1,197,439


Total: Expenses                                       1,995,186      16,785,249

Net Income (Loss) - September, 2004                 $ 2,631,217     (73,750,869)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


                                    October 8, 2004


Dear Investor:

Global Macro Trust ("GMT") was up 0.79% for September. Year-to-date the Fund is down 19.67%.

In September, continued strength in the energy markets generated gains. In other market sectors, gains from currency, metal and agricultural commodity trading were approximately offset by losses in interest rate and stock index trading.

Energy prices surged in September, and on Friday October 1, crude oil settled above $50 for the first time, crude's fourth straight settlement high. Driving energy prices were continuing post hurricane snags in oil and natural gas production in the Gulf of Mexico, low inventories and unrest in Nigeria. Long positions in crude oil, heating oil, unleaded gasoline and London gas oil were profitable. A short position in natural gas which was closed out before month-end was unprofitable.

In other commodity markets, profits on a long position in copper outweighed a loss on a long position in gold, and short positions in corn and cotton were profitable.

Long positions versus the dollar in the Singapore, Korean, New Zealand, Norwegian and Czech currencies were profitable; a long position in the yen was unprofitable. Long positions in the Canadian dollar and euro versus the yen were profitable. A long position in the euro versus the British pound and a long position in the Norwegian krone versus the euro were flat.

The International Monetary Fund stated that the dollar will have to fall and the U.S. will have to tackle its budget and current account deficits to avoid a threat to the world economy, although it was vague on the timing of a dollar decline. It also called on China to float its currency immediately. The dollar continues to be supported by U.S. trading partners who attempt to keep their currencies weak and import prices low. The Chinese recently indicated that they will move toward flexible exchange rates - implying that they will allow their currency to strengthen - but again this won't happen until some indeterminate time in the future. However, China is a huge importer of raw materials, and rapidly rising commodity prices coupled with an undervalued currency results in escalating costs of production. There is potential for strong trends in the currency markets.

In interest rate futures trading, profits on long positions in U.S. Treasury 5 and 10-year notes and 30-year bonds and German 10-year bonds were outweighed by losses on long positions in German 5-year notes, Japanese 10-year bonds and short-term eurodollar deposits.

In stock index futures trading, profits on long positions in the German DAX and Hong Kong Hang Seng were outweighed by losses on a long position in the Japanese Topix. Short positions in the S&P 500, the NASDAQ 100 and the Nikkei generated a marginal loss.

At Millburn we devote significant resources to research in an effort to improve our trading strategy and adjust to evolving market environments. Accordingly, over the years we continuously refine our trading systems, risk controls and portfolio composition. Our research has indicated that it is desirable to add to the Fund's portfolio small commitments to a number of new markets. During October, we will be adding small positions in 44 markets not currently represented in the portfolio. The number of markets in the portfolio will total about 80. Nineteen of the new markets are commodities, 10 agriculturals, 7 metals and 2 energies; 9 are stock indices; 9 are currencies or currency crosses, and 7 are interest rates. The total portfolio weighting of the new markets (the percentage of total portfolio risk) will be just over 10% resulting in a small commitment to each new market.

During the past year most of the markets represented in the Fund's portfolio have been mired in broad ranges resulting in unhelpful volatility and little net direction. These conditions reflect uncertainty concerning the outcome of the U.S. election, Iraq, the strength of the American economy, and China's ability to slow its economy without damage to the world economy. While it is impossible to know when these uncertainties will begin to clarify and when stock, bond, currency and commodity markets will trend again, whether the resulting trends are favorable or unfavorable to your stock and bond investments they will represent an opportunity for the Fund's investment strategy. Although returns have been disappointing lately, it is important to remember that this investment is not dependent upon geopolitical stability and a growing economy, nor is it a wager against that outcome. In this regard it is different from more traditional investments and a potential counterweight to conditions which are unfavorable to the other investments in your portfolio.


                               Very truly yours,


                               Millburn Ridgefield Corporation
                                Harvey Beker, co-Chairman
                                George E. Crapple, co-Chairman